Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 20, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Amendment No. 7 to the Registration Statement on Form S-1
May 13, 2013
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 8 (“Amendment No. 8”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 7 filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2013.

Amendment No. 8 reflects the response of the Company to the comment received in a letter from the Staff of the Commission (the “Staff”), dated May 16, 2013 (the “Comment Letter”). Certain capitalized terms set forth in this letter are used as defined in Amendment No. 8. For your convenience, we have set forth below the Staff’s comment in bold italic typeface followed by the Company’s response thereto and references in the response to page numbers are to the marked version of Amendment No. 7 and to the prospectus included therein.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 20, 2013

The Company has asked us to convey the following as its response to the Staff:

The Offering, page 14

1.	In your response to comment 14 from our letter dated November 22, 2011, you indicated that will revise the registration statement to give effect to the stock split when the details of the stock split have been determined. You indicated that this will occur prior to circulation of the preliminary prospectus. Please advise us or revise your registration statement accordingly. If you conclude that your stock split will occur after your registration statement is effective, please enhance your disclosures throughout your filing to clearly indicate which share amounts are presented pre-split and post-split, including the number of shares being included in this offering. Please also revise your selected historical consolidated financial data on page 56 to clearly state in your introductory paragraph that your historical share amounts are on a pre-split basis and only your pro forma share amounts are on a post-split basis, if true. Your current disclosures are not clear in this regard. Refer to SAB Topic 4C.

The Company hereby advises the Staff that the stock split will occur following effectiveness of the registration and immediately prior to the completion of the Company’s initial public offering. The Company has revised its disclosure in the Registration Statement in response to the Staff’s comment to more clearly indicate which share amounts are presented pre-split and post-split. Please see pages 14, 16, 17, 18, 46, 47, 54, 55, 57-59, 160, 161, 177, 179, 187, 188, 193, F-23 and F-62 of Amendment. No. 8.

*        *        *

If you have any questions regarding Amendment No. 8 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen
Andrew J. Pitts
Cravath, Swaine & Moore LLP